Exhibit 2.1.2

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made on April 28, 2018 by and between Digital Turbine Media, Inc., a company registered in Delaware (the “Seller”) and Creative Clicks Media B.V., a company registered in The Netherlands with address at Weteringschans 109, 1017 SB Amsterdam, The Netherlands (the "Purchaser"). The parties are referred to singularly as “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller owns and maintains certain relationships with various advertisers and publishers, as further specified in this Agreement (the “Business”); and

WHEREAS, Seller has agreed to sell and assign, and Purchaser has agreed to purchase certain assets of the Business (as specified hereunder), in accordance with the terms and conditions contained of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

SECTION 1.

1.1. Transferred Assets. Seller shall convey, assign, and transfer to Purchaser, and Purchaser shall acquire from Seller, all of Seller’s rights, title and interest in contracts as specified in Exhibit A (excluding agreements or relationships with advertisers and publishers in so far as and to the extent parts thereof are relating to Seller’s app distribution platforms and services) (collectively, “Contracts” or “Transferred Assets”). For removal of doubt, the Transferred Assets shall not include any integration, technology or operational assets or services nor Contracts that have not been transferred or assigned hereunder to the Purchaser. For the purpose of this Agreement, Exhibit A lists existing partners and contracts (including insertion orders, “IOs”) or such contracts or IOs signed during the twelve (12) month period prior to the date hereof, any such party listed in Exhibit A is deemed a Contract. Introductions by Seller to advertisers or publishers which have not been under Contract during the foregoing period but materialize into a contract (including an Insertion Order) after the date hereof, will be deemed as an Introduction for the purpose of Section 3.3.

1.2. Engagement. Seller shall not be precluded from maintaining or entering into engagements with any third party (including those specified in the Exhibit A) with respect to other business activities of Seller, its ultimate controlling company and subsidiaries thereof (including but not limited to, proprietary software solutions related to distribution of applications).

1.3. Reserved Rights. Purchaser acknowledge and agrees that Seller continues to own all right, title and interest in, and reserves all rights in and to all assets, properties and rights not expressly granted hereunder.

1.4. As of the Closing Date and thereafter, subject to the terms Section 3 Purchaser shall retain all revenues (and profits) and bear all costs and liabilities relating to the Transferred Assets and operation thereof.

1.5. Account Receivables.

(a) Seller will retain and be responsible for collecting on all account receivables for services supplied prior to Closing Date (“Retained A/R”). Purchaser will be responsible for collecting on all account receivables for services rendered on or after Closing Date.

(b) All account receivables for services partially performed prior to and at Closing Date will be prorated between Seller and Purchaser. The prorated amount between Seller and Purchaser will be calculated by Purchaser based on advertiser tracking reports generated per 23h59 Pacific Time at 31 May 2018 indicating qualified transactions prior to Closing Date. Each Party will be responsible for collection the portion of the account receivables allocated to that Party. Seller’s prorated portion of the account receivables is included in the definition of Retained A/R.

1

1.6. Back-to-back arrangement

(a) If and to the extent the counterparties to the Contracts have not within three weeks after the date of Notification (defined below) explicitly notified either the Seller or the Purchaser of their objections to the transfer of their rights and obligations under the relevant Contracts:

i.	their consent to the transfer shall be deemed to be given and the rights and obligations under the relevant Contracts will be deemed to have transferred to the Purchaser at Closing Date; and

ii.	the Purchaser shall assume towards the counterparties to the Contracts as per Closing Date the obligations under such Contracts and shall indemnify and hold harmless the Seller against any and all liabilities, costs, claims and damages made after Closing Date arising from such Contracts.

(b) If and to the extent a counterparty to the Contracts has notified the Seller of its objections against the transfer of its rights and obligations under the relevant Contract:

i.	to the extent permitted under the relevant Contract, the Seller shall assign the rights under the relevant Contract to the Purchaser in consideration of the Purchaser acting as the Seller's subcontractor, and performing all the obligations of the Seller under the Contract to be discharged after Closing Date and shall indemnify the Seller against all liabilities, costs, claims and damages in respect of any failure on the part of the Purchaser to perform those obligations;

ii.	until the obligations under the Contract may be transferred, the Seller shall (so far as it lawfully may):

1.	give all reasonable assistance to the Purchaser (at the Purchaser's request and expense) to enable the Purchaser to enforce its rights under the Contract;

2.	at the Purchaser's request, use reasonable endeavours with the cooperation of the Purchaser to obtain the consent of the counterparties to the Contracts to transfer the obligations under the relevant Contract; and

3.	promptly transfer to the Purchaser any amounts received under the relevant Contract.

iii.	to the extent it is not permitted under the relevant Contract for the Purchaser to act as the Seller's subcontractor, the Seller shall terminate the relevant Contract and such relevant Contract will cease to be included in the calculation of the Gross Profit, except if Seller enters into a new separate agreement with such counterparty within twelve months as of the Effective Date.

1.7. Seller’s App Services

If and to the extent the Contracts are relating to Seller’s app distribution platforms and services (as referred to in Section 1.1) (“Seller’s App Services”) the Purchaser shall assign the rights under the relevant Contract to the Seller in consideration of the Purchaser acting as the Seller’s subcontractor, and performing all the obligations of the Seller under the Contract to be discharged after Closing Date in relation to such Seller’s App Services and shall indemnify the Purchaser against all liabilities, costs, claims and damages in respect of any failure on the part of the Seller to perform those obligations until the obligations under the Contract that relate to the Seller’s App Services may be transferred back to the Seller, the Purchaser shall (so far as it lawfully may):

i.	give all reasonable assistance to the Seller (at the Seller’s request and expense) to enable the Seller to enforce its rights under the Contract in relation to the Seller’s App Services;

2

ii.	at the Seller’s request, use reasonable endeavours with the cooperation of the Purchaser to obtain the consent of the counterparties to the Contracts to transfer the obligations that relate to the Seller’s App Services under the relevant Contract back to the Seller; and

iii.	promptly transfer to the Seller any amounts received under the relevant Contract that were paid by the counterparty to the Contracts for the Seller’s App Services.

SECTION 2. Closing Date

2.1. Parties agree that all Transferred Assets are expected to be assigned and transferred to the Purchaser by May 31, 2018 (“Closing Date”) or as otherwise agreed in writing between the Parties.

SECTION 3. Consideration and Payment

3.1 Purchase Price. In consideration of the transfer, conveyance and assignment of the Transferred Assets by Seller to Purchaser, the Purchaser agrees to pay to the Seller the following amounts from (i) revenues generated from Transferred Assets, and (ii) new revenues streams from Transferred Assets (“Seller Revenue Share”). The Seller Revenue Share shall be calculated as follows:

(a)	Year 1: 27.5% of Gross Profit (generated within twelve months from Closing Date), with a maximum annual Seller earnout amount of USD 1,000,000 (One Million Dollars);

(b)	Year 2: 20% of Gross Profit (generated during months 13-24 from Closing Date), with a maximum annual Seller earnout amount of USD 800,000 (Eight Hundred Thousand Dollars);

(c)	Year 3: 15% of Gross Profit (generated during months 25-36 from Closing Date), with a maximum annual Seller earnout amount of USD 500,000 (Five Hundred Thousand Dollars).

for avoidance of doubt, the foregoing Seller Revenue Share tiers are calculated on the basis of the date or period during which the revenue generating work was performed under the Contract, regardless of when an invoice for such (performed) work was sent or when such invoice was collected, however, , Purchaser’s obligation to pay the Seller Revenue Share shall apply subject to Purchaser’s collection of respective invoiced amounts from advertisers as specified in Section 3.2(ii).

“Gross Profit” means all gross revenues generated from each of the Transferred Assets less corresponding revenue share earned by the respective publishers in connection with each respective campaign. For avoidance of doubt, taxes, agency, affiliate or other fees will not be deducted from the gross revenues for the purpose of calculating the Gross Profit. For the purpose of this Section 3, “Purchaser” shall include any Purchaser’s corporate affiliates to which a Contract was transferred.

3.2 Reporting and Payment.

(i)	Reporting. Purchaser shall provide Seller monthly reports within ten (10) days from the end of each calendar month, detailing the Gross Profit earned from each of the Transferred Assets during the preceding month (the “Monthly Report”).

(ii)	Payment. The consideration set out in Section 3.1 will be paid in US Dollars on a monthly basis, on collected revenue only, within forty-five (45) days after the end of each calendar month (based on the Monthly Report.

3.3 Introduction Commission. In consideration for each introduction made by Seller to Purchaser in writing of prospective advertisers and/or publishers which lead to a contract between Purchaser or an affiliate within two (2) months of the introduction (an “Introduction”), Purchaser shall pay Seller a fee equal to one and a half percent (1.5%) of Gross Profit collected by the Purchaser for a period of nine (9) months after the respective Gross Profit is earned in connection with such Introduction (the “Introduction Commission”), unless the Purchaser can prove that it already was in direct contact with such advertiser or publisher prior to the introduction by the Seller..

3

3.4 Audit. Purchaser shall maintain at its principal place of business accurate and sufficiently detailed records detailing all transactions relating to Purchaser’s obligations herein. Once during each six-month period for the duration of the Term and one (1) year after termination of the Agreement, the Seller has the right during normal business hours and after given reasonable notice, to have an accountant of a top 5 international accountancy firm examine and audit such records and all other documents and materials in Purchaser’s possession or under its control relating to the Gross Profit necessary to determine the Seller Revenue Share (keeping all other confidential information of the Purchaser secret). Such audits shall be at the Seller’s cost, except that if an audit uncovers an underpayment of applicable fees in excess of 6% of the Gross Profit communicated by the Purchaser to the Seller, in such case the Purchaser will reimburse the Seller for Seller’s reasonable cost payable to its accountant for conducting such audit. In the event of any underpayment of applicable fees and/or any other fee as may be applicable, Purchaser shall promptly remit to Seller all amounts due.

3.5 Interest on Late Payment. Any amount owed by the Purchaser to the Seller hereunder which is not paid by the Purchaser on its due date, shall bear an additional five percent (5%) interest per annum, plus VAT if applicable; which additional interest shall be compounded daily.

Grant of Security Interest. Purchaser hereby grants and pledges to Seller a continuing security interest in all presently existing and hereafter acquired or arising Collateral, and Purchaser hereby continues and confirms such grant and pledge, to secure prompt repayment of any and all Purchaser obligations under this Agreement. Such security interest constitutes, and will continue to constitute, a valid, first priority security interest in the presently existing Collateral. Notwithstanding any termination, the Collateral shall remain in effect for so long as any Purchaser’s obligations are outstanding. “Collateral” means (i) all revenues generated from Contracts.

SECTION 4. Assumption of Liabilities

4.1 Seller agrees to pay any and perform on any and all liabilities related to Transferred Assets, with respect to the period prior to the Closing Date, in accordance with the terms of respective Contracts. Purchaser shall assume and agrees to pay and perform on any and all liabilities incurred in connection with Transferred Assets, with respect to the period starting on the Closing Date, in accordance with the terms of respective Contracts (“Assumed Liabilities”).

SECTION 5. Documents and Other Instruments to be Delivered by The Closing Date

5.1 Seller’s Obligations. Seller agrees to deliver (or cause to be delivered) to Purchaser by the Closing Date:

(a) Contract assignment notices in the form attached hereto as Exhibit C for the purpose of transferring all of Seller's right, title and interest in and to all of the Transferred Assets to Purchaser, free of all liens or claims. Seller shall fulfil its obligation to assign, transfer and convey Contracts hereunder by issuing assignment notices within one (1) week as of the Closing Date to advertisers and publishers specified in Exhibit A, in the form attached hereto as Exhibit C (the “Notification”) To the extent legally required for a valid assignment, Seller shall seek the counterparties’ consent to the assignment, of all Contracts and Purchaser shall assist in obtaining such consent. If a Contract may not be assigned, for any reason, Seller shall make best efforts to otherwise transfer the Contract’s business hereunder to Purchaser. Purchaser acknowledges and agrees that in those cases where a Contract requires the counterparty’s consent for the assignment, Seller cannot guarantee such consent will be granted. Seller makes no warranties relating to the assignment of the Contracts as of the Closing Date (including but not limited to, the duration of Contracts that are entered into for an indefinite period nor for any projected revenues thereof).

5.2 Purchaser’s Obligations. Purchaser agrees to deliver to Seller by the Closing Date:

(a) any documents that require Purchaser’s signature as may be necessary to transfer all of Seller's right, title and interest in and to all of the Transferred Assets to Purchaser.

4

SECTION 6. Seller's Representations and Warranties

Seller hereby represents and warrants as follows, which representations and warranties shall survive the Closing Date:

6.1 Employees. Seller will make best efforts that each of the employees specified in Exhibit B attached hereto (the “Transitioned Employees”) accept employment with Purchaser (with terms beneficial as employment terms with Seller) on or after the Closing Date; provided, however, that Purchaser acknowledges and agrees Seller cannot guarantee acceptance by the Transitioned Employees of such employment. Prior to the Closing Date, Seller will not, without Purchaser’s prior written authorization, materially change any employee’s employment agreement, increase the rate of compensation, or terminate employment. In addition to the Transitioned Employees, in Seller’s view there are no persons vital to operate the business that is transferred through the Transferred Assets, nor are there any employees that may hold the Purchaser liable in any way in connection with the transfer set out in this Agreement.

6.2 Organization and Good Standing. Seller is a company duly organized, validly existing and in good standing.

6.3 Authority Relative to this Agreement. Seller has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated in this Agreement.

6.4 Binding Obligation. This Agreement is the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms.

6.5 No Conflict. The signing and delivery of this Agreement and the performance by Seller of its respective obligations under this Agreement will not:

(a)   conflict with either Seller’s articles of incorporation or operating agreement and/or bylaws;

(b)   breach any agreement to which Seller is a party, or give any person the right to accelerate any obligation of such Seller;

(c) violate any law, judgment, or order to which Seller is subject; or

(d)  require the consent, authorization, or approval of any person, including but not limited to any governmental body; provided, however that if any such consent, authorization, or approval is required such will be obtained by the Closing Date.

6.6 Broker or Finder’s Fee. Seller has not incurred any liability or obligation – whether contingent or otherwise – for a brokerage commission, a finder’s fee, or any other similar payment in connection with this Agreement or the transaction. If Seller has incurred or will incur such a broker or finder’s fee, the Parties agree that Seller will be solely responsible for payment of any such fee or commission.

6.7 Title. Seller has good and marketable title to all the Transferred Assets, free and clear of any liens, mortgages, pledges, security interests, and other encumbrances of any kind.

6.8 Compliance. Seller has complied with all applicable laws, ordinances, regulations, and rules with respect to the conduct of its operations and has not received any notice or notices (whether written or oral) of violations of any such statutes or regulations which have not been cured. To the best of Seller’s knowledge, Seller has complied with all terms and conditions set out in the Contracts.

6.9 Litigation. There are no known actions, suits, proceedings or investigations pending or threatened against or affecting Seller and/or the Transferred Assets.

6.10 Conduct of Business. Seller has operated the (business connected to the) Transferred Assets in the ordinary course consistent with past practices and there has been no adverse material change in the (business connected to the) Transferred Assets. Seller has not accrued debts on behalf of the Transferred Assets or disposed of any Transferred Assets, other than those debts accrued in the ordinary course of business. None of the Contracts has been entered into outside the ordinary course of business, is incapable of being performed in accordance with its terms, is of an onerous nature or cannot be fulfilled or performed by the Purchaser on time or without undue or unusual expenditure of money or effort, is not terminable by the Purchaser on less than three months’ notice without compensation, is dependent on the guarantee or security of any other person, constitutes a partnership or agency relationship or set’s out anti-competitive or other unlawful arrangements. All Contracts refered to in Exhibit A are in full force and effect and can in all material aspects be enforced in accordance with their terms and conditions.

5

6.11 Taxes. All tax returns of every kind (including returns of real and personal property taxes, intangible taxes, withholding taxes, and unemployment compensation taxes) relating to the Transferred Assets that Seller was required to file in accordance with any applicable law have been duly filed, and all taxes shown to be due on such returns have been paid in full.

6.12 Disclosure. No representation, warranty, or statement made by Seller in this Agreement or in any Exhibit to this Agreement contains or will contain any untrue statement or omits or will omit any fact necessary to make the statements contained herein or therein not misleading. Seller has disclosed to Purchaser all facts that are material to the financial condition, operation, or prospects of the Transferred Assets and the Assumed Liabilities.

SECTION 7. Purchaser's Representations and Warranties

Purchaser hereby represents and warrants as follows, which representations and warranties shall survive the Closing Date:

7.1 Organization and Good Standing. Purchaser is a limited liability company duly organized and validly existing under the laws of the Netherlands.

7.2 Authority Relative to this Agreement. The execution and performance of this Agreement by Purchaser has been duly and validly authorized by all necessary action on the part of Purchaser. Purchaser has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

7.3 Binding Obligation. This Agreement is the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

7.4 Compliance. Purchaser shall comply with applicable laws and regulations relating to the Transferred Assets (including user, purchaser or subscriber data transferred to Purchaser as part of this transaction), including but not limited to such pertaining to privacy and data processing, collection and transfer.

7.5 No Conflict. The signing and delivery of this Agreement and the performance by Purchaser of its respective obligations under this Agreement will not:

(a)	conflict with either Purchaser’s articles of incorporation or operating agreement and/or bylaws;

(b)	breach any agreement to which Purchaser is a party, or give any person the right to accelerate any obligation of Purchaser;

(c)	violate any law, judgment, or order to which Purchaser is subject; or

(d)	require the consent, authorization, or approval of any person, including but not limited to any governmental body; provided, however that if any such consent, authorization, or approval is required such will be obtained by the Closing Date.

7.6 Broker or Finder’s Fee. Purchaser has not incurred any liability or obligation – whether contingent or otherwise – for a brokerage commission, a finder’s fee, or any other similar payment in connection with this Agreement or the transaction. If Purchaser has incurred or will incur such a broker or finder’s fee, the Parties agree that Purchaser will be solely responsible for payment of any such fee or commission.

6

SECTION 8. Covenants of Seller prior to the Closing Date

Seller agrees that prior to the Closing Date, Seller will:

8.1 continue to operate the Transferred Assets’ business in its usual and ordinary course and in substantially the same manner as presently conducted and consistent with the past practices of Seller, in accordance with all applicable laws, ordinances, regulations, and rules, and will use its best efforts to preserve its business organization and continued operation of its business with its customers, suppliers, and others having a business relationship with Seller;

8.2 not assign, sell, lease, or otherwise transfer or dispose of any of the Transferred Assets used in the performance of its business, whether now owned or hereafter acquired, except in the ordinary course of business;

8.3 notify Purchaser promptly of any material change or loss in the business prospects, financial condition, assets, liabilities, or operations of the Transferred Assets;

8.4 provide reasonable access for Purchaser and Purchaser’s representatives to the Transferred Assets, including but not limited to the personnel, books, papers, records, clients, and suppliers relating to its operations, assets, and liabilities, on an as needed basis;

8.5 perform all of Seller’s liabilities and obligations under all Contracts in accordance with Contract’s respective terms and conditions;

8.6 refrain, and will cause the Seller’s officers, members, managers, or employees, and any banker, lawyer, accountant, or other agent to refrain from initiating negotiations with third parties relating to the purchase and sale contemplated in this Agreement;

8.7 not cancel all existing Contracts except if such cancellation is in the ordinary course of business;

SECTION 9. Best Efforts

9

9.1 Approvals Each Party shall use its best reasonable efforts to take all action and to do all things necessary, proper, and advisable, including obtaining all necessary approvals required to authorize the execution and delivery of this Agreement, in order to consummate and make effective the transactions contemplated by this Agreement.

9.2 Transition. The Purchaser and the Seller shall reasonably cooperate with each other and shall cause their respective officers, employees, agents, and representatives to reasonably cooperate with each other for a period of sixty (60) days after the Closing Date to (i) provide for an orderly transition of the Transferred Assets to the Buyer, consisting of: (a) providing reasonable office space for the following employees: Jereme Lovelace, Derek Stevens, Nguyen Le and Polina Polyak Levin (“Relevant Employees”); (b) support technological migration from Seller’s platforms to Purchaser's platforms, along with access to the relevant databases; (ii) minimize the disruption to the respective businesses of the parties hereto resulting from the transactions contemplated hereby, and (iii) provide computers for the Relevant Employees,. Without limiting the foregoing, from and after the Closing Date, the Seller and Buyer shall each attempt in good faith to direct or deliver to the other all incoming mail, telephone or other communications or deliveries which are not received by the appropriate party. Any information disclosed (purposely or otherwise) or available to the Relevant Employees by virtue of their access to Seller office space. databases or platforms which is not related to the Transferred Assets, shall be deemed ‘Confidential Information’ of Seller and treated in accordance with terms of Section 14, and Purchaser shall ensure and be responsible such obligations are fulfilled.

9.3 Services. The Seller shall provide, and shall procure that each member of its group will provide the Purchaser and its group members with services in substantially the same way and with the same level of care and effort as it used during the past 12 months (the Reference Period). If, as a consequence of the transactions set forth in the Agreement, the need for transitional support for a reasonable extended term arises with the Purchaser or the Seller is reasonably requested by the Purchaser to continue its support after the sixty (60) days period envisaged for the transition, the Seller and the Purchaser will discuss whether such extended transitional support can reasonably be provided by the Seller on the terms and under the conditions generally applicable to such support.

7

SECTION 10. Taxes

10.1 period until the Closing Date arising in connection with the Transferred Assets, including without limitation taxes imposed in connection with Seller, the Transferred Assets for all taxable periods (or portions thereof) ending prior to the Closing Date. Seller shall remit and file such taxes, including any and all necessary returns and reports, to the appropriate governmental agency in a timely manner.

10.2 Purchaser shall be responsible for and pay any and all sales or other taxes due and payable for the period on and after the Closing Date arising in connection with the Transferred Assets, including without limitation taxes imposed in connection with Purchaser, the Transferred Assets for all taxable periods (or portions thereof) commencing on or after the Closing Date.

SECTION 11. Termination

11.1 Termination. This Agreement may be terminated by written notice at any time prior to or on the Closing Date:

(a)  by mutual written agreement of Seller and Purchaser;

(b)   by Purchaser, in the event that there has been a material misrepresentation in this Agreement by Seller, or a material breach of any of Seller’s representations, warranties or covenants set forth herein, which has not been cured within fourteen (14) days from written notice; or

(c)    by Seller, in the event that there has been a material misrepresentation in this Agreement by Purchaser, or a material breach of any of Purchaser’s representations, warranties, covenants or obligations set forth in this Agreement.

11.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall become void and of no further force and effect, without any liability or obligations on the part of Purchaser or Seller.

SECTION 12. Additional Terms

12.1 This Agreement shall not preclude or otherwise restrict either Party from maintaining or entering into engagements with any third party (including any party to any of the Contracts) with respect to other business activities of such Party, its ultimate controlling company and subsidiaries thereof (including but not limited to proprietary software solutions for app distribution).

12.2 Purchaser shall be responsible for purchasing, licensing or otherwise acquiring (as applicable) all software licenses, subscriptions and services necessary for operating and maintaining the Transferred Assets.

12.3 Any assets, services or technology not specified in this Agreement (including but not limited to the Seller’s AdServer technology) shall not be deemed a Transferred Asset and remains the exclusive ownership property of Seller or its corporate affiliates.

12.4 The Seller assigns all rights, title and interest it has in the ‘Appia’ trademark (USPTO Reg. No. 4,078,269, the “Appia Trademark”) to the Purchaser per the Closing Date and the Seller agrees, at the expense of the Purchaser and as the Purchaser may require from time to time, to sign any documents and to do all other things which may be necessary to give effect to such assignment, including to enable Purchaser to record these assignments in the records of the relevant national intellectual property registries. The Purchaser will bear all costs and recordal fees in relation thereto. Purchaser acknowledges that the Appia Trademark will expire on June 27, 2018 without further notice if no ‘Trademark Declaration of Use and Incontestability’, together with specimens evidencing use, is submitted by Purchaser to the USPTO by such date (which is final and non-extendable). Seller makes no warranties or representations as to its ability to assist Purchaser in providing such evidence of use.

8

SECTION 13. Publication of Agreement

Except as may otherwise be required by law, each Party shall keep this Agreement and its provisions confidential and shall not disclose the foregoing, without first obtaining the written consent of other Party. Any press release or other announcement by either Party concerning the entering into of this Agreement shall be subject to the prior written approval of the other Party at such other Party’s sole discretion, provided, however, that Seller may disclose the existence of this Agreement if required under any applicable securities laws.

SECTION 14. Confidentiality

14.1 “Confidential Information” means any non-public information of a Party, including, without limitation, any information relating to a Party’s technology, techniques, know-how, research, engineering, designs, finances, accounts, procurement requirements, manufacturing, customer lists, business forecasts and marketing plans; (c) any other information of a Party that is disclosed in writing and is conspicuously designated as “Confidential” at the time of disclosure or that is disclosed orally, and would be understood to be confidential from the context and nature of the information; and (d) the specific terms set forth in this Agreement. The obligations in this Section 16 will not apply to the extent that any Confidential Information: (i) is or becomes generally known to the public through no fault of or breach of this Agreement by the receiving Party; (ii) was rightfully in the receiving Party’s possession at the time of disclosure, without an obligation of confidentiality; (iii) is independently developed by the receiving Party without use of the disclosing Party’s Confidential Information; or (iv) is rightfully obtained by the receiving Party from a third party without restriction on use or disclosure.

14.2 Each Party will not use the other Party’s Confidential Information, except as necessary for the performance of this Agreement or in connection with the exercise of its license rights hereunder, and will not disclose such Confidential Information to any third party, except to those of its employees and subcontractors that need to know such Confidential Information for the performance of this Agreement, provided that each such employee and subcontractor is submitted to adhere to confidentiality and disclosure restrictions that are at least as protective as those set forth herein, and except in connection with the exercise of its license rights hereunder. Each Party will use all reasonable efforts to maintain the confidentiality of the other Party’s Confidential Information in its possession or control, but in no event less than the efforts that it ordinarily uses with respect to its own confidential information of similar nature and importance. The foregoing obligations will not restrict either Party from disclosing Confidential Information: (a) pursuant to the order or requirement of a court, administrative agency, or other governmental body, provided that the Party required to make such a disclosure gives reasonable notice to the other Party to enable it to contest such order or requirement; (b) on a confidential basis to its legal or professional financial advisors; (c) as required under applicable securities regulations; or (d) on a confidential basis to present or future providers of venture capital and/or potential private investors in or acquirers of such Party.

14.3 It is understood and agreed that Digital Turbine, Inc. may cause this entire Agreement to be filed publicly with the SEC if they determine that they are required by law or regulation to do so.

9

SECTION 15. Non-Solicitation; Non-Circumvention

15.1 During the Term of this Agreement Seller shall not:

(i) solicit any employee of Purchaser to become an employee or independent contractor of Seller or any other person or entity, or suggest to any employee that they should reduce or terminate their employment relationship with Purchaser;

(ii) solicit or engage parties listed in any Exhibit attached hereto, in a business relationship that is competitive to such activity transferred pursuant to this Agreement, provided, however, that the foregoing shall not preclude or otherwise restrict the Seller from maintaining or entering into engagements with any third party (including any party to any of the Contracts) with respect to other business activities of Seller, its ultimate controlling company and subsidiaries thereof (including but not limited to proprietary software solutions for app distribution); and

(iii) refrain from doing or saying anything which is harmful to the reputation of the business connected to the Transferred Assets or which may lead a third party cease to deal with the Purchaser on substantially equivalent terms to those previously offered or at all.

15.2 During the Term, Purchaser agrees to not engage directly or indirectly in any activity relating to the Transferred Assets other than through the Purchaser legal entity specified herein. Any transaction or action which significantly affects or may adversely affect revenues generated from Transferred Assets, shall require Seller’s prior written consent.

SECTION 16. Indemnification

16.1 Seller’s Indemnification. Seller hereby agrees to indemnify, defend, and hold Purchaser and its assigns, directors, members, managers, partners, officers, and authorized representatives harmless from and against any and all claims, liabilities, obligations, costs, taxes, fees, wages, financial obligations, and expenses of every kind, including reasonable attorney fees, whether known or unknown, arising out of or related to:

(a)   Seller’s breach of the representations, warranties, covenants, or other obligations of Seller made in this Agreement or any other agreement or document relating to this transaction;

(b)   Seller’s breach of any liabilities or obligations of Seller in connection with the Transferred Assets by Seller before the Closing Date.

16.2 Purchaser’s Indemnification. Purchaser hereby agrees to indemnify, defend, and hold Seller and its assigns, directors, members, managers, partners, officers, and authorized representatives harmless from and against any and all claims, liabilities, obligations, costs, taxes, fees, wages, financial obligations, and expenses of every kind, including reasonable attorney fees, whether known or unknown, arising out of or related to:

(a)  Purchaser’s breach of the representations, warranties, covenants or other obligations of Purchaser made in this Agreement or any other agreement or document relating to this transaction;

(b)    Any liabilities or obligations of Purchaser, including the Assumed Liabilities, in connection with the Transferred Assets by Purchaser on or after the Closing Date.

(c)    [Purchaser’s violation of applicable privacy and data collection laws and regulations in connection with the Transferred Assets (including but not limited to the EU General Data Protection Regulation 2).

16.3 Notice of Claim. If any claim is asserted against a Party that would give rise to a claim by that Party against the other Party for indemnification under the provisions of this Section, then the Party to be indemnified will promptly give written notice to the indemnifying Party concerning such claim and the indemnifying party will, at no expense to the indemnified Party, defend the claim. In the event that any third party claim is made, the indemnifying Party shall have the right and option to undertake and control such defense of such action with counsel of its choice, provided that an indemnified Party may undertake and control such defense in the event of a material failure of the indemnifying Party to undertake and control the same.

10

SECTION 17. Limitation of Liability

17.1 Either Party's total liability under this Agreement, regardless of cause, will not exceed the total fees paid to Seller during twelve (12) months immediately preceding the occurrence or act or omission giving rise to the claim. Indemnity under Section 18 above will not be subject to the foregoing limit.

17.2 In no event will either Party be liable to the other Party or any third party for any indirect, special, exemplary, punitive or consequential damages, or lost profits, arising out of or in connection with this Agreement.

17.3 EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER MAKES (AND PURCHASER HEREBY EXPRESSLY DISCLAIMS) ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY WARRANTIES THAT MAY ARISE FROM COURSE OF PERFORMANCE, COURSE OF DEALING OR USAGE OF TRADE. PURCHASER FURTHER ACKNOWLEDGES THAT THE TRANSFERRED ASSETS ARE PROVIDED AS-IS AND NO WARRANTIES OF MERCHANTABILITY AND FITNESS ARE MADE BY SELLER.

SECTION 18. Equitable Relief

The Parties acknowledge that the remedies available at law for any breach of this Agreement by a breaching Party will, by their nature, be inadequate. Accordingly, the non- breaching party may obtain injunctive relief or other equitable relief to restrain a breach or threatened breach of this Agreement or to specifically enforce this Agreement, without proving that any monetary damages have been sustained. Neither Party shall require the posting of a bond prior to obtaining such equitable relief.

SECTION 19. Due Diligence

Purchaser has knowledge and experience in financial, business and technological matters and is capable of evaluating the merits and risks of the transaction contemplated herein. Without derogating from any of the above, the Purchaser is able to fend for itself and can bear the economic risk of this transaction. Purchaser has conducted a due diligence review of all Transferred Assets and had access to information, materials, documents and data as requested by Purchaser and to personnel, management and advisors of the Seller as sought by Purchaser. Purchaser agrees to provide adequate credit worthiness documentation, by means of the audited financial statements of the Purchaser over the past two (2) financial years, to support duly fulfilment of Purchaser obligations herein.

SECTION 20. General Provisions

20.1 Notices. All notices required under this Agreement shall be in writing, and shall be deemed duly given (a) when delivered, if delivered personally, (b) at the end of the day after deposit if sent by overnight express courier service, or (c) at the end of the third business day after deposit if sent by registered or certified mail, return receipt requested and postage prepaid, to the Parties as set forth below, or at such other address as may be supplied by similar written notice, or (d) when sent, if by email:

11

If to Purchaser, to:

Creative Clicks [Media] B.V.

Attn: Raymond Kokken

Weteringschans 109

1017 SB Amsterdam

The Netherlands

E-mail: raymond@creativeclicks.com

With a copy to:     jeroen.rozemeijer@creativeclicks.com

With in the subject matter: “Formal Notice APA DT-CC | April 2018”

if to Seller, to:

Digital Turbine, Inc.

110 San Antonio St. Suite 160

Austin, TX

Attn: Barrett Garrison, CFO & EVP

E-mail: barrett.garrison@digitalturbine.com

With a copy to:     legal@digitalturbine.com

With in the subject matter: “Formal Notice APA DT-CC | April 2018”

20.2 Amendment; Waiver. This Agreement may not be amended, nor may any rights under it be waived except by an instrument in writing signed by both Parties.

20.3 Waiver. Failure of either Party to enforce any term of this Agreement will not be deemed or considered a waiver of future enforcement of that or any other term in this Agreement. Any waiver must be in written form and executed by both Parties.

20.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

20.5 Arbitration. Any controversy or claim arising out of this Agreement will be settled by arbitration before a single arbitrator in New York, NY at the International Court of Arbitration in accordance with the then applicable International Chamber of Commerce (ICC) Rules of Arbitration. If the Parties agree on an arbitrator, the arbitration will be held before the arbitrator selected by the Parties. If the Parties do not agree on an arbitrator, each Party will designate an arbitrator and the arbitration will be held before a third arbitrator selected by the designated arbitrators. Each arbitrator will be an attorney knowledgeable in the area of business law. The resolution of any controversy or claim as determined by the arbitrator will be binding on the Parties. A Party may seek from a court an order to compel arbitration, or any other interim relief or provisional remedies pending an arbitrator’s resolution of any controversy or claim. Any such action or proceeding will be litigated in courts located in New York, NY.

20.6 Binding Effect. Except as provided otherwise herein, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective legal representatives, successors and assigns.

20.7 Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

12

20.8 Amendment. This Agreement may be amended or modified only in a writing executed by each of the Parties hereto.

20.9 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning of this Agreement.

20.10 Expenses. All fees and expenses incurred by each Party in connection with this Agreement and the transaction contemplated in this Agreement shall be borne by that Party.

20.11 Survival. All provisions of this Agreement that would reasonably be expected to survive the termination of this Agreement will do so.

20.12 Attorney Fees. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under applicable bankruptcy laws and regulations, the prevailing Party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing Party’s reasonable attorney's fees and other fees, costs, and expenses of every kind.

20.13 Attachments. All Exhibits and other attachments referenced in this Agreement are part of this Agreement.

20.14 Entire Agreement. This Agreement constitutes the entire agreement among the Parties and supersedes any prior agreement or understanding among the Parties concerning its subject matter.

20.15 Assignment. Purchaser may not assign any of its rights and obligations herein without Seller’s prior written consent (which will not be unreasonably withheld). Seller may assign its right and obligations herein without Purchaser’s consent. Without derogating from the foregoing, any such assignment shall require the assignee to provide adequate security interests as deemed appropriate by the other (non-assigning) Party. Any assignment in violation of the foregoing shall be null and void.

20.16 Any attempted assignment in violation of this Section will be null and void and of no force or effect. Subject to the foregoing, this Agreement will bind and inure to the benefit of each Party's permitted successors and assigns.

20.17 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one agreement. Furthermore, this Agreement may be executed by a Party's signature transmitted by facsimile or by electronic mail, and copies of this Agreement executed and delivered by means of faxed or electronic mail shall have the same force and effect as copies hereof executed and delivered with original signatures. All Parties hereto may rely upon faxed or electronic mail as if such signatures were originals.

[Signature page to follow]

13

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement to be effective as of the day and year first written above.

Seller:

DIGITAL TURBINE MEDIA, INC.

/s/ Barrett Garrison
Name:	Barrett Garrison
Title:	Executive Vice President, Chief Financial Officer

Purchaser:

CREATIVE CLICKS B.V

/s/ Raymond Kokken
Name:	Raymond Kokken
Title:	CEO

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Digital Turbine, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Exhibit	Description
A	Advertiser and Publisher Contracts
B	Transitioned Employees
C	Notice of Assignment Template